UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40814

MODIV INDUSTRIAL, INC.

(GNL Motion Merger Sub, LLC as successor by merger to Modiv Industrial, Inc.)

(Exact name of registrant as specified in its charter)

c/o Global Net Lease, Inc.

650 Fifth Avenue, 30th Floor

New York, New York 10019

(332) 265-2020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class C Common Stock, par value $0.001 per share

7.375% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class C Common Stock: 0*

7.375% Series A Cumulative Redeemable Perpetual Preferred Stock: 0*

* As previously disclosed, on May 3, 2026, Modiv Industrial, Inc., a Maryland corporation (the “Company”), Modiv Operating Partnership, LP, a Delaware limited partnership (“Modiv Operating Partnership”), Global Net Lease, Inc., a Maryland corporation (“GNL”), Global Net Lease Operating Partnership, L.P., a Delaware limited partnership (“GNL Operating Partnership”), GNL Motion Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GNL (“REIT Merger Sub”), and GNL Motion OpCo Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GNL Operating Partnership (“OpCo Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On August 12, 2026, upon the terms and subject to the conditions of the Merger Agreement, among other things, the Company merged with and into REIT Merger Sub, with REIT Merger Sub continuing as the surviving entity. This Form 15 relates solely to the reporting obligations of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, GNL Motion Merger Sub, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 24, 2026

GNL MOTION MERGER SUB, LLC (as successor by merger to Modiv Industrial, Inc.)

By:	/s/ Edward M. Weil, Jr.
Name:	Edward M. Weil, Jr.
Title:	Authorized Signatory